Issuer Free-Writing Prospectus Filed Pursuant to Rule 433
Dated June 15, 2006
Registration Statement No. 333-120492
Supplementing Prospectus Supplement Dated June 15, 2006 and Prospectus Dated December 14, 2004

DUKE REALTY CORPORATION

7.25% SERIES N CUMULATIVE REDEEMABLE PREFERRED SHARES

Final Term Sheet

Issuer:                   Duke Realty Corporation (DRE)

Securities:                                   Depositary Shares Each Representing 1/10th of a 7.25% Series N Cumulative Redeemable Preferred Share (Par Value $0.01 Per Share) (Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Size:                       4,000,000 Depositary Shares

Over-allotment Option:                              600,000 Depositary Shares (15%) at $25.00 per Depositary Share; the information in this Final Term Sheet does not give effect to the exercise of the Over-allotment Option

Type of Security: SEC Registered - Registration Statement No. 333-120492

Public Offering Price:                 $25.00 per Depositary Share;  $100 million total

Underwriting Discounts and Commissions:  $0.7875 per Depositary Share; $3,150,000 total

Proceeds to the Company (before expenses): $96,850,000 total

Joint Book-

Running Managers:                                  Morgan Stanley & Co. Incorporated, UBS Securities LLC, and Wachovia Capital Markets, LLC

Co-Managers:                        A.G. Edwards and Sons, Inc. and Stifel, Nicolaus & Company, Incorporated

Underwriting:            Morgan Stanley & Co. Incorporated

UBS Securities LLC

Wachovia Capital Markets, LLC

A.G. Edwards and Sons, Inc.

Stifel, Nicolaus & Company, Incorporated

Dividend:                                                               Cumulative, at the rate of 7.25% of the Liquidation Preference per annum (equivalent to $1.8125 per annum per Depositary Share)

Redemption:               Callable at the issuer’s option on or after June 30, 2011 at $25.00 per Depositary Share

Settlement Date:        June 30, 2006 (T + 11)

Payment Dates:                           Quarterly on or about March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2006

CUSIP; ISIN:              264411 69 5; US2644116954

The issuer has filed a registration statement (including a prospectus and a prospectus supplement thereto) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors); (ii) UBS Securities LLC toll-free at 1-888-722-9555 (ext. 1088), or (iii) Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.

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